# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: T1 Energy Inc., CIK 0001992243
CUSIP: 35834F104
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1211 E 4TH ST., AUSTIN, Texas (TX), 78702
Date of event which requires filing of this statement: 10/31/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001193805-24-000548
Filed by CIK 0001541901
Persons authorized to receive notices and communications: Todd J. Kantor, Encompass Capital Advisors LLC, 200 Park Avenue, 16th Floor, New York, New York (NY), 10166, 646-351-8450

## Reporting persons
- Encompass Capital Advisors LLC (CIK 0001541901): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 74,147,162; sole dispositive power 0; shared dispositive power 74,147,162; aggregate amount beneficially owned 74,147,162 (19.99% of the class)
  Comment: Includes (a) 34,968,169 shares of the Issuer's common stock, par value $0.01 per share ("Common Stock"), (b) 355,465 warrants, which are exercisable into shares of Common Stock, (c) 9,411,764 shares of Common Stock issuable upon conversion of the Issuer's Series B Convertible Non-Voting Preferred Stock (the "Series B Preferred Stock") and 29,411,764 shares of Common Stock issuable upon conversion of the Issuer's Series B-1 Convertible Non-Voting Preferred Stock (the "Series B-1 Preferred Stock", together with the Series B Preferred Stock, the "Preferred Stock"), which are subject to a beneficial ownership limitation of 19.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon conversion of the Preferred Stock (the "19.99% Blocker").
  
  Conversion of the Preferred Stock is subject to the 19.99% Blocker and the percentage set forth in row (13) gives effect to the 19.99% Blocker.
- Encompass Capital Partners LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 61,209,267; sole dispositive power 0; shared dispositive power 61,209,267; aggregate amount beneficially owned 61,209,267 (19.99% of the class)
  Comment: Includes (a) 27,544,025 shares of Common Stock, (b) 351,931 warrants, which are exercisable into shares of Common Stock, and (c) 8,007,476 shares of Common Stock issuable upon conversion of the Series B Preferred Stock and 25,305,835 shares of Common Stock issuable upon conversion the Series B-1 Preferred Stock, which are subject to the 19.99% Blocker.
  
  Conversion of the Preferred Stock is subject to the 19.99% Blocker and the percentage set forth in row (13) gives effect to the 19.99% Blocker.
- Kantor Todd J. (CIK 0002021082): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 74,147,162; sole dispositive power 0; shared dispositive power 74,147,162; aggregate amount beneficially owned 74,147,162 (19.99% of the class)
  Comment: Includes (a) 34,968,169 shares of Common Stock, (b) 355,465 warrants, which are exercisable into shares of Common Stock, (c) 9,411,764 shares of Common Stock issuable upon conversion of the Series B Preferred Stock and 29,411,764 shares of Common Stock issuable upon conversion of the Series B-1 Preferred Stock, which are subject to the 19.99% Blocker. Mr. Kantor is the managing member of each of Encompass Capital Advisors LLC and Encompass Capital Partners LLC. Mr. Kantor disclaims beneficial ownership of the securities reported herein except to the extent of his pecuniary interest therein.
  
  Conversion of the Preferred Stock is subject to the 19.99% Blocker and the percentage set forth in row (13) gives effect to the 19.99% Blocker.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: T1 Energy Inc.
Address of issuer's principal executive offices: 1211 E 4TH ST., AUSTIN, Texas (TX), 78702
Comment: The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned ("Amendment No. 5"). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
On October 31, 2025, the Issuer entered into an Amended and Restated Stock Purchase Agreement (the "A&R Purchase Agreement") with certain funds and accounts managed by ECA (the "Purchasers"). The A&R Purchase Agreement amends and restates the Purchase Agreement (as previously amended).

Pursuant to the A&R Purchase Agreement, in partial consideration for the redemption and cancellation of all then-issued and outstanding shares of the Series A Preferred Stock, the Purchasers received (i) 21,504,901 shares of the Common Stock and (ii) 1,600,000 shares of Series B Preferred Stock. The Purchasers also purchased 5,000,000 shares of Series B-1 Preferred Stock, at a price of $10.00 per share of Series B-1 Preferred Stock, for aggregate gross proceeds to the Issuer of $50 million.

The A&R Purchase Agreement contains customary representations and warranties and agreements of the Issuer and the Purchasers and customary indemnification rights and obligations of the parties. The closing of the transactions contemplated under the A&R Purchase Agreement is subject to certain customary closing conditions set forth in the A&R Purchase Agreement.

The foregoing description of the A&R Purchase Agreement is qualified in its entirety by reference to the full text of the A&R Purchase Agreement, which is included as Exhibit 99.1 hereto and is incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by the Reporting Persons is based upon (a) 177,442,993 shares of Common Stock outstanding, which is the total number of Shares outstanding as of October 30, 2025, as reported in the Issuer's Prospectus Supplement to the Registration Statement on Form S-3 (Registration No. 333-290198) filed with the Securities and Exchange Commission on October 31, 2025 and (b) shares of Common Stock issuable upon the exercise of warrants and conversion of Preferred Stock held by the respective Reporting Persons.

The ownership of each Reporting Person in this Item 5 includes the Shares issuable upon the exercise of warrants and conversion of Preferred Stock that are exercisable or convertible, as applicable, within 60 days. The ownership percentage of each Reporting Person in this Item 5 reflects the application of the 19.99% Blocker.

Each Reporting Person may be deemed to be a member of a "group" with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and, accordingly, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. However, each of the Reporting Persons disclaims beneficial ownership of the securities reported herein except to the extent of his or its pecuniary interest therein.

A. ECA
Amount beneficially owned: 74,147,162 Shares
Percentage: Approximately 19.99%

B. ECP
Amount beneficially owned: 61,209,267 Shares
Percentage: Approximately 19.99%

C. Mr. Kantor
Amount beneficially owned: 74,147,162 Shares
Percentage: Approximately 19.99%

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The Reporting Persons' response to Item 4 is incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 - Amended and Restated Stock Purchase Agreement by and between the Issuer and certain funds and accounts managed by ECA, dated as of October 31, 2025 (incorporated herein by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K filed with the SEC on October 31, 2025).

## Signatures
- Encompass Capital Advisors LLC: /s/ Todd J. Kantor, Todd J. Kantor, Managing Member (11/04/2025)
- Encompass Capital Partners LLC: /s/ Todd J. Kantor, Todd J. Kantor, Managing Member (11/04/2025)
- Kantor Todd J.: /s/ Todd J. Kantor, Todd J. Kantor (11/04/2025)